September 18, 2023

VIA E-MAIL

Benjamin C. Wells, Esq.
Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

       Re:     PGIM Credit Income Fund
               Initial Registration Statement on Form N-2
               File Nos. 333- 274044 and 811-23894

Dear Messrs. Wells and Brizek:

On August 17, 2023, PGIM Credit Income Fund (the    Fund   ) filed a
registration statement on
Form N-2 (the    Registration Statement   ) under the Securities Act of 1933,
as amended (the    1933
Act   ) and the Investment Company Act of 1940, as amended (the    1940 Act
). We have reviewed
the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. Unless otherwise specified, references to items, instruction numbers and guides in this letter are to items and instructions in
Form N-2, and the Guidelines for Form N-2, respectively. References to rules are to the rules under the 1940 Act.

General

1. We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund, fee table, information related to the trustees and officers) and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
2. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
 3. Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.
4.     Please tell us if you have presented or will present any    test the
waters    materials to
potential investors in connection with this offering. If so, please provide us with copies of such materials.
5. Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.
Accounting Comments

Summary of Fund Expenses, p.26

6. Please update "Annual Expenses (Percentage of Gross assets Attributable to common shares)" to "Annual Expenses (Percentage of Net assets Attributable to Common
       Shares)". See Item 3 of Form N-2.

7. If the fund intends to issue preferred shares within the first year of operations, please include a line item in the fee table for dividend expense for preferred shares.

8. Does the fund intend to incur any acquired fund fees and expenses in the first year of operations? If so, please include an estimate for acquired fund fees and expenses. See
       General Instruction 10 to Item 3 of Form N-2.

9. Footnote (5) appears inconsistent with disclosures throughout the Registration Statement regarding use of leverage. Please update accordingly. For example, there is no other reference to "unconsolidated operating entities" in the Registration Statement.

Loan Origination, p. 40

10. Confirm that any subsidiaries will be consolidated with the fund for financial statement reporting purposes.

Manager, p. 69

11. The disclosure regarding the management fee waiver on this page is inconsistent with the disclosure in the fee table. Footnote (3) to the fee table discloses that the management fee waiver is voluntary while this disclosure states that the management fee waiver is contractual. Please explain.
Legal Comments
Cover page
12.     In the section entitled    Investment Objective,    please delete the
second sentence from the
objective description as this sentence describes a risk, not the objective.




           Page 2 of 11
 13.     In the section entitled    Investment Strategies,    please briefly
describe the Fund   s 80%
policy under rule 35d-1.
14.    In the section entitled    Interval Fund/Repurchases,    please specify
the anticipated
frequency of such offers, the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the fund's initial repurchase offer. The
Fund should include a cross-reference to those sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

15.       Please add the following bullet disclosures, as applicable to the
Fund:

      x   The Fund may pay distributions in significant part from sources that may not be available
          in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

      x   Such distributions may constitute return of capital and also reduce
an investor   s adjusted
          tax basis in the Common Shares, thereby increasing the investor   s
potential taxable gain or
          reducing the potential taxable loss on the sale of Common Shares. Any capital returned to holders of Common Shares through distributions will be distributed after payment of fees and expenses.

      x   The Fund intends to invest in floating rate loans of private companies for which very little
          public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

      x   Privately-held companies, below-investment-grade instruments (   junk
   bonds), securities
          which are at risk of default as to the repayment of principal and/or interest at the time of acquisition by the fund or are rated in the lower rating categories or are unrated in which the Fund will invest may be difficult to value and may be illiquid. (Please include a cross reference to sections in the registration statement discussing applicable risks).

16. We note that the cover page appears to be longer than two pages. Please revise to limit the cover page disclosure to information required by Item 1 (e.g., by identifying the Investment
Manager rather than describing the investment manager and subadvisers in the same level of detail as in the Prospectus Summary section). In addition, we note that the three paragraphs following the discussion of subadvisers, starting with the bold paragraph, is largely repetitive of other disclosure on the cover page. Please review and consolidate.
Prospectus Summary
17. We note that the prospectus summary is 25 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the prospectus or statement of additional information. Please revise accordingly. For example, the first paragraph under
  Portfolio
Contents    appears to be largely redundant of disclosure that appears previously under
   Investment Strategies    and subsequently under    Investment Policies
and could therefore be



            Page 3 of 11
 streamlined. In addition, a number of instruments identified in the principal strategy section such as catastrophe bonds, CLOs, CBOs, and CoCos and investments in certain equity securities, if principal investments, should have corresponding risks identified as principal risks. See instruction to Item 3.2 of Form N-2
       Investment Strategies, p.3
18. To increase clarity for investors, please consider moving the disclosure regarding the
fund   s 80% policy per rule 35d-1 from the Portfolio Contents section to this section.
       Portfolio Management Strategies, pp. 3-4
19.     In the second to last paragraph of this section, you state that the
Fund    may make use of
credit swaps    .    Please clarify this strategy and confirm that the Fund
will not purchase CDS
for protection against default or other credit events. (i.e., not "write" CDS/provide protection). If the Fund intends to write protection, then please explain this strategy and any implications for investors in the Fund.
       Portfolio Contents, pp. 4-7
20. Please confirm that the extensive list of enumerated sectors and instruments identified as
potential investments in    Investment Strategies    and this section are all
principal investments that
the Fund will make or revise to identify only those instruments that constitute
the Fund   s
principal portfolio emphasis. Please move disclosure regarding non-principal investments to the
SAI. See Instruction 1 to Item 8.4. of Form N-2 (stating that discussion of types of investments that will be made by registrant other than those that will constitute its principal portfolio emphasis should receive less emphasis in the prospectus). See also Instruction 3 to Item 8.4. of
Form N-2.
21. Similarly, we note that risks related to many of the enumerated investments are not included below as principal risks (e.g., catastrophe bonds/event-linked notes, credit-linked notes, preferred securities, and convertible securities). Please review the disclosure and revise accordingly.
22. Please review the summary to ensure all of the investments discussed in the latter section
   Investment Objectives and Strategies    are identified as principal
investments in the summary.
We note certain instruments such as PIK and OID instruments are discussed in the latter section but not in the summary. Please confirm whether these are principal investments of the Fund.
23. Please clarify how this section differs from the Investment Strategies or Portfolio
Management Strategies sections also in the summary or consider combining these sections and briefly summarizing information rather than duplicating the disclosure sections that appear later in the prospectus.
24. In the first paragraph on page 4, please revise the last sentence to refer to the number of days (60) rather than referencing rule 35d-1 under the Investment Company Act.
25. In the first paragraph on page 5, consider breaking up the paragraph for readability,
particularly the disclosure related to rates of interests and Fund   s use of
derivatives.




           Page 4 of 11
 26. In the first paragraph on page 5, last sentence, please clarify whether the "synthetic instruments" referred to are also derivatives (e.g., "similar instruments").
27. Please clarify the disclosure related to derivatives to tie their inclusion in the 80% policy to the term "credit" in the Fund's name.

28. Supplementally, please clarify how the Fund calculates the derivative position for purposes of meeting the names rule 80%.

29. In the second paragraph on page, 5, you state that the Fund will originate loans. Please more clearly explain the extent to which the Fund intends to engage in origination activities and briefly describe the loan selection process. Please clarify whether the Fund intends to originate whole loans to retain within the Fund or intends to syndicate such loans. In addition, where appropriate please add applicable disclosure addressing:



        a. Any limits on loan origination by the Fund, including a description of any limits
                imposed by the Fund   s fundamental investment restrictions and
related
                interpretations, including with respect to making loans;

        b. The loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower, and any limits on the amount of loans the Fund may originate to issuers in the same industry;

        c.      The underwriting standards for these loans;


        d. Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations;


        e. Whether the Fund will set up its own online lending platform to originate these loans; and


        f. If the Fund expects to originate subprime loans, the extent to which the Fund expects to do so and any unique risks.

We may have additional comments after reviewing your responses.
30. In the last paragraph on page 5, Please clarify how the Fund defines "emerging market."
Please also clarify whether the Fund will invest in sovereign debt.
31. In the third paragraph on page 6, please add a section heading related to leverage.





                 Page 5 of 11
        Investment Management Agreement, p. 8
32.     In the second paragraph, please delete the third sentence (   The
longer an investor      ) as
the Staff believes the disclosure could be confusing to investors.
       Leverage, p. 8-10
33. This section repeats some of disclosure above in section entitled "Portfolio Contents."
Please review and revise to minimize duplicative disclosure.
       Expenses and Reimbursements, p. 10
34. Please revise the second sentence of the third paragraph, to add the language in bold:
"may only make repayments to the adviser if such repayment does not cause the
Fund   s expense
ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at
the time such amounts were waived; and (2) the Fund   s then current expense
cap."
       Summary of Risks
35. We note that the risks of investing in the Fund are disclosed in this section, and twice below - once in the Investment Strategies section which details each investment type and attendant risks, and once in the Risks section. Please revise the disclosure to reduce redundancy.
For example, please consolidate lengthier risk disclosure in the Risks section and provide a brief summary identifying risks in the summary rather than repeating the disclosure from the Risks section verbatim in the summary.
       General and Market Economic Risks, pp. 13-14
36. Please revise to eliminate duplicative disclosure; for example, covid-19 and infectious diseases are discussed more than once in the first paragraph.
       Repurchase Offers Risk, p. 14

37. In the first sentence of this section, please clarify if the qualification "subject to approval of the Board" is with respect to the size of the repurchase offer (i.e., between 5% and 25%).
       Floating Rate and Other Loans Risk, p.14

38. We note that the risks described in this paragraph relate to loans generally rather than floating rate loans. Please revise the heading accordingly or separate out the risks related solely to floating rate/leveraged loans like "Fixed Income Instruments Risk" below (e.g., extended trade settlement periods).
       Derivatives Risk, pp. 19-20
39. Please tie each risk to the related principal investment strategy enumerated in the principal strategy discussion such as in the first bullet point where counterparty risk is identified as a risk of swaps. Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will



             Page 6 of 11
       have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. (See Barry Miller letter to ICI, July 30, 2010).
             Real Estate Risk, p. 23

      40. The first sentence of this section refers to private REITs and private placements are discussed in the Investment Objectives and Strategies. Please explain supplementally the extent to which the Fund will invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the Investment
      Company Act. We may have additional comments.
             Subsidiary Risk, p. 25

      41. Disclosure in this section states that the Fund may invest in one or more subsidiaries.
      Please clarify whether the Fund will invest through subsidiaries. Please
note that    subsidiary,
      when used in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. With regard to any subsidiary of the
      Fund, please disclose that:

             a. Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the
             Fund   s and the subsidiary   s investment advisory agreements may
be combined;

             b.     The subsidiary   s principal investment strategies or
principal risks that constitute
             principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary;

             c. If the Fund will only invest through wholly owned Subsidiaries, disclose that the
             Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly
             owned by the Fund.    Primarily controlled    means (1) the Fund
controls the unregistered
             entity within the meaning of Section 2(a)(9) of the Act, and (2)
the Fund   s control of the
             unregistered entity is greater than that of any other person.

      To the extent certain of the information requested appears in the SAI, please add an appropriate cross-reference.

      Summary of Fund Expenses, p. 26

42.      Please delete the last sentence of footnote 3 (   The longer an
investor holds       ) as the Staff
         believes the disclosure could be confusing to investors.




               Page 7 of 11
 Investment Objectives and Strategy, pp. 29-54
43.     In the section labeled    Additional Information (portfolio contents)
which begins on page
33, please clarify whether the disclosure relates to principal or non-principal investments of the
Fund.
44. We note that a number of instruments described in this section such as bank capital securities, inverse floaters, and credit linked trust certificates are not identified as principal investments in the prospectus summary. Please clarify whether any instruments described in this section are non-principal investments of the Fund and if so, separate these instruments from principal investments of the Fund and label them accordingly.
       Contingent Convertible Securities, p.42
45.    Please fix the formatting for    Loss Absorption Risk    and
Subordinated Instruments,
since both risks relate to contingent convertible securities and are not separate risks.
       Event-Linked Instruments, p.44
46. To the extent that event-linked instruments are principal investments of the Fund, please briefly identify related risks in the summary of risks above and add a separate risk factor in the
Risks section which addresses risks related to investments in catastrophe and event-linked instruments such as limited resources of issuers, regulation, subordination, and lower or no credit ratings.
       Credit Default Swaps, p. 47
47. In the first paragraph of this section, you state the Fund may be a buyer or seller of CDS.
Please move this discussion to the summary where CDS are first identified as potential investments of the Fund.
       Hybrid Instruments, p. 48
48. Please explain how hybrid instruments will be treated for purposes of the 80% test. We note the disclosure states that hybrid instruments provide exposure to equity and/or commodity markets.
       Other Investment Companies, pp. 49-50
49. If ETFs will be principal investments of the Fund, please add disclosure related to ETFs' operating structure (e.g., risks related to reliance on APs, the risk that an active market may not develop, and the risk that the share price of an ETF may vary from its underlying NAV, particularly in times of market stress).
       Leverage, p. 52
50. Leverage is discussed here, and in the next section entitled "Leverage". Please combine these sections, and review and revise to eliminate any duplicative disclosure.





          Page 8 of 11
 Leverage, pp. 52-54
51. Please move the last paragraph of this section to the beginning of the risk factor section.
Risks, pp. 55-68
52. The disclosure in this section seems to repeat the disclosure in the prospectus summary, as well as the discussion of risks embedded in the disclosure related to instruments that may be principal investments of the Fund which in many cases is more comprehensive than that presented in the risks sections. Please consider revising to eliminate duplicative disclosure.
       SOFR Risk, p. 60
53. Please clarify the reference to LIBOR and disclose which principal investments are subject to SOFR risk.
Derivative Actions, Direct Actions and Exclusive Jurisdiction, pp. 75-76
54. We note the Declaration of Trust will be filed by amendment. Supplementally, please confirm that the provisions described in this section accurately summarize the provisions of the
Declaration of Trust as filed in Delaware. We may have additional comments.
55. Please confirm that the provisions of the Declaration of Trust related to joinder and reimbursement to the Fund do not apply to claims arising under the US federal securities law and
revise the disclosure accordingly (e.g., delete the clause    if one or more
then   ).
56. We note the Declaration of Trust that will be filed by amendment requires claims to be brought exclusively in a court in Delaware. Please add disclosure that as a result, shareholders may have to bring suit in an inconvenient and less favorable forum. Please also confirm that the
last sentence of the last paragraph    Notwithstanding the foregoing       does
not apply to claims
arising under the federal securities laws.

Redemption Fee of Shares Repurchased within One Year of Purchase, p. 78

57. In the second paragraph, please discuss the circumstances under which PGIM may waive the redemption fee in its sole discretion.

Original Issue Discount, p. 81

58. Within in this subsection, please explain what PIK securities are in plain English. To the extent PIK securities constitute a principal investment of the Fund, please include corresponding strategy disclosures:

       a. Please disclose that the higher yields and interest rates on and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.





          Page 9 of 11
          b. Please disclose that PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

Statement of Additional Information

Investment Restrictions, pp. 1-2

59. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be
allocated when determining the Fund   s compliance with its concentration
policies.

Investment Policies and Techniques

         Alt-Lending ABS, p. 16

60.    The last paragraph describes investments in the Fund   s Subsidiaries.
Please add an
appropriate heading to separate this paragraph from the other disclosure in this section.

Part C

61. Please note the signature requirements of Section 6(a) of the 1933 Act require that the
Registration Statement be signed by the Fund   s principal executive officer,
principal financial
officer, and principal accounting officer or comptroller, as well as a majority of the Board. Please ensure that, prior to filing the pre-effective amendment, the Registration Statement has the proper signatures pursuant to Section 6(a) of the 1933 Act.

                                   *      *       *      *       *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.





        Page 10 of 11
 A response to this letter should be in the form of a pre-effective amendment filed pursuant to
Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6870 or hahnja@sec.gov.

                                                     Sincerely,

                                                     /s/ Jaea Hahn

                                                     Jaea Hahn
                                                     Senior Counsel


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Asen Parachkevov, Branch Chief





         Page 11 of 11